

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 6, 2018

Larry M. Reid
Chief Financial Officer
Cleartronic, Inc.
8000 North Federal Highway
Boca Raton, FL 33487

> **Re:** **Cleartronic, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2017**
> **Filed January 16, 2018**
> **Form 10-Q for the Quarterly Period ended December 31, 2017**
> **Filed February 13, 2018**
> **File No. 000-55329**

Dear Mr. Reid:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2017

Item 9A(T). Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 17

1.   We note that you do not disclose your conclusion as to whether the Company's internal control over financial reporting was effective or not effective as of September 30, 2017. We further note that you discuss material weaknesses, but do not disclose any material weaknesses. Please provide your conclusion as well as disclose any material weaknesses in the company's internal control over financial reporting identified by management. Refer to Item 308(a)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period ended December 31, 2017

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 14

2.   We note that you have concluded that your controls and procedures were effective as of December 31, 2017. However, we note in your Form 10-K on page 17, that you concluded that your controls and procedures were not effective as of September 30, 2017. Your disclosure indicates that there were no changes in your internal control over financial reporting during the most recent fiscal quarter. Further, your disclosure states that management is aware of a lack of segregation of duties and you now have concluded that your controls are effective. The abilities of the personnel will not mitigate a lack of segregation of duties control deficiency. Therefore, it appears that your disclosure controls and procedures remained not effective at December 31, 2017. Advise or revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services